Exhibit 99.1

Appointment of Director

London: Friday, March 24,  2017: Hutchison China MediTech Limited (“Chi-Med” or the “Company”) (AIM/Nasdaq: HCM) today announces that Dr Weiguo Su has been appointed as Executive Director and member of Technical Committee with effect from March 27, 2017.

Dr Su, aged 59, has been the Executive Vice President and Chief Scientific Officer of the Company since 2012. Dr Su has headed all drug discovery and research since he joined the Company, including master-minding the Company’s scientific strategy, being a key leader of the Innovation Platform, and responsible for the discovery of each and every small molecule drug candidate in the Company’s product pipeline. Prior to joining the Company in 2005, Dr Su spent 15 years with the U.S. Research and Development Department of Pfizer, Inc. with his last position as director of the Medicinal Chemistry Department.

In March 2017, Dr Su was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China.

Dr Su received a Bachelor of Science degree in Chemistry from Fudan University in Shanghai.  He completed a PhD and Post-doctoral Fellowship in Chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

Dr Su holds 51,070 American depository shares and 300,000 share options in Chi-Med. Save for the information disclosed above, there is no other information in relation to Dr Su that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AIM Rules for Companies.

Mr Simon To, Chairman of Chi-Med said “We welcome Dr Su to the Board.  His experiences in the global biopharmaceutical industry will be important to the Company.”

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, the risk that current or future appointees to Chi-Med’s board of directors are not effective in their respective positions, the difficulty in locating and recruiting suitable candidates for its board of directors and the management difficulties which may arise from changes in Chi-Med’s board of directors.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500